June 21, 2017

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549

Attention:	John Reynolds, Assistant Director

Dear Sir:

Re:	Quaterra Resources Inc. (the “Company”)
Form 20-F for the Year Ended December 31, 2016
File No. 000-55139

This letter is in response to the SEC comment letter dated June 7, 2017.

The paragraph numbering for the below responses corresponds to the numbering in the SEC comment letter.

Mineral Resources, page 19

1.

We note your disclosure of measured and indicated resources in this section. Please report your measured resources separately from your indicated resources, which, we understand, is required under Canadian disclosure requirements. See Instruction 1 to Item 4.D of Form 20-F, which permits disclosure of estimates other than reserves if required by foreign law.

Response:

The Company will in future filings disclose estimates of measured and indicated resources separately. The following two paragraphs are proposed to be used in place of the current wording found at page 19 of the Form 20-F under the sub-heading “Mineral Resources”.

The increases to the February 2012 resource are as follows. Using a 0.12% TCu copper cutoff, the measured oxide and chalcocite resource increased 8% in tons, 10% in grade, and 17% in pounds of contained copper, the indicated oxide and chalcocite resource increased 37% in tons, 9% in grade, and 47% in pounds of contained copper while the inferred resource increased 5% in tons, 14% in grade, and 21% in contained copper. Using a 0.15% TCu copper cutoff, the primary measured resource decreased 3% in tons, increased 10% in grade, and increased 8% in contained copper, the primary indicated resource increased 19% in tons, 15% in grade and 35% in contained copper, while the primary inferred resource increased 4% in tons, 11% in grade, and 13% in contained copper.

Using a cutoff grade of 0.12%, the Yerington Pit’s acid-soluble oxide/chalcocite mineralization includes a measured resource of 6.5 million tons averaging 0.25% TCu (33 million pounds of copper), an indicated resource of 17.0 million tons averaging 0.25% TCu (85 million pounds of copper), and an inferred resource of 25.9 million tons of 0.23% TCu (118 million pounds of copper). Using a cutoff of 0.15% TCu, the measured primary copper resource contains 31 million tons averaging 0.33% TCu (205 million pounds of copper), the indicated primary copper resource contains 74 million tons averaging 0.30% TCu (428 million pounds of copper), and the inferred primary copper resource contains 128 million tons of 0.23% TCu (600 million pounds of copper).

2.

The cutoff grade is a critical component used to evaluate the economic potential of the mineral properties. Please disclose the commodity prices, operating costs and recovery parameters used to determine your cutoff grade estimates. Please see Instruction 1 to Item 4.D of Form 20-F. Please show how your cutoff grade calculation demonstrates your mineral resources have reasonable prospects for economic extraction. In establishing your cutoff grade, your disclosure must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, costs, and metal prices.

Response

The Yerington project is an exploration stage project and no economic analysis has been prepared. The parameters applied towards the estimation of resources at the Yerington project were based on benchmarking from similar projects. We will modify future disclosure to indicate that cut-off grades were determined based on benchmarking from similar projects, including from a report on the preliminary economic assessment the Company’s neighbouring MacArthur Copper Project. A summary of the parameters used in the benchmarked cut-off grades will be included in the amended disclosure. The following disclosure is proposed to be included in future filings in addition of the current disclosure on page 19 described in response to comment 1 above:

Cutoff grades of 0.12% and 0.15% for the oxide/chalcocite and sulfide mineralization, respectively, were used in the Updated Yerington Technical Report based on benchmarking of the Yerington Deposit to similar deposits using open pit mining. The cutoff values are representative of grades and recoveries used in calculating the mineral resources for the preliminary economic assessment for the Company’s adjacent MacArthur Copper Project, which is described in a NI 43-101 technical report filed in January of 2014 using an effective date for the resource calculation of May 2012. The MacArthur study indicates that using the cutoff grades in the report, the project has reasonable prospects for economic extraction of mineralization. The Yerington and MacArthur deposits are adjacent, geologically similar and have similar grade continuity. Open pit mining methods are proposed for both deposits. They will use similar metallurgical processes. The cutoff grades are based on similar costs, metal prices and mining/metallurgic parameters. The benchmark values applied to the Yerington Project from the MacArthur project are:

Price and Recovery
Copper Price (average)	$2.42/lb
Oxide Ore recovery	65% of TCu
Sulfide Ore recovery	27% of TCu
Costs:
Process (Heap and SXEW)	$1.02/lb recovered copper
G&A Cost	$0.50/ton ore
Ore Haul and Heap dozing	$0.25/ton ore
Mining (ore and waste), base cost	$1.50/ton
Mining Lift Charge	$0.02/ton per 20 ft bench below 4760
Floating Cone Discount Rate	0.5% per 20 ft bench

3.

Please insert a small-scale map showing the location and access to each material property, as required by Instruction 1 to Item 4.D. of Form 20-F. We believe the guidance found in Industry Guide 7(b)(2) would generally require maps and drawings to comply with the following features:

	º	A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing.
	º	A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered.
	º	A north arrow.
	º	An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.
	º	A title of the map or drawing, and the date on which it was drawn.
	º	In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Response:

The company will include the following two location maps for the Yerington Projects in future disclosure:

Yerington Projects Location Map (Tetra Tech - February 2012)

Yerington Projects Prospect Location Map (Tetra Tech February 2012)

We trust the foregoing is satisfactory. Please advise should there be further comments.

Yours truly,

QUATERRA RESOURCES INC.

Per:	/s/ Thomas C. Patton
Thomas C. Patton, Ph.D.
Chief Executive Officer